SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 16, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

October 16, 2013

Changes in Nokia Corporation’s own shares

Nokia Corporation
Stock exchange release
October 16, 2013 at 14.00 (CET +1)

Espoo, Finland — Based on the previously announced resolution of the Board of Directors to issue shares held by the Company, 36 481 Nokia shares (NOK1V) held by the Company were today transferred to participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

Enclosures:

Nokia stock exchange release dated on October 16, 2013: Changes in Nokia Corporation’s own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2013	Nokia Corporation

By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal